SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                             IMPERIAL SUGAR COMPANY
                                (Name of Issuer)



                                  COMMON STOCK
                         (Title of Class of Securities)



                                    453096208
                                 (CUSIP Number)


                               George J. Schultze
                         Schultze Asset Management, LLC
                             3000 Westchester Avenue
                               Purchase, NY 10577


                                  July 12, 2004
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [__]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  453096208

                                  SCHEDULE 13D

---------- --------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Schultze Asset Management, LLC
           22-3563247
---------- --------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)
                                                                          (b)
---------- --------------------------------------------------------------------

3          SEC USE ONLY
---------- --------------------------------------------------------------------

4          SOURCE OF FUNDS*
           OO
---------- --------------------------------------------------------------------

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(D) OR 2(E)                                   [ ]
---------- ---------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
---------------------------------- ------ --------------------------------------
            NUMBER OF              7      SOLE VOTING POWER
             SHARES
          BENEFICIALLY                    798,099
            OWNED BY
              EACH
            REPORTING
             PERSON
              WITH
---------------------------------- ------ --------------------------------------
                                   8      SHARED VOTING POWER
                                          0

---------------------------------- ------ --------------------------------------
                                   9      SOLE DISPOSITIVE POWER
                                          798,099

---------------------------------- ------ --------------------------------------
                                   10     SHARED DISPOSITIVE POWER
                                          0
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           798,099

---------- ---------------------------------------------------------------------

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*

---------- ---------------------------------------------------------------------

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.7%
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

             IA
---------- ---------------------------------------------------------------------

                                  SCHEDULE 13D

Company: Imperial Sugar Company.                         CUSIP Number: 453096208


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, no par value (the "Shares") of Imperial Sugar Company (the "Company"), whose principal executive offices are located at One Imperial Square, PO Box 9, Sugar Land, TX 77487, United States.


ITEM 2.  IDENTITY AND BACKGROUND.

         The person filing this statement is Schultze Asset Management, LLC, a limited liability company organized under the laws of Delaware and, registered as an investment adviser under the Investment Advisers Act of 1940 (File No. 801-62112). Schultze Asset Management, LLC's principal address is 3000 Westchester Avenue, Purchase, NY 10577. Schultze Asset Management, LLC acts as investment manager for individual and institutional investors through limited partnerships, offshore funds, and managed accounts.

         Schultze Asset Management, LLC has never been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction as a result of which it was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Schultze Asset Management, LLC currently holds (on behalf of those client accounts), and has the sole right to vote and direct the disposition of, equity securities of the company totaling 798,099 shares. All funds used to purchase or acquire a security interest in the Company came directly from proceeds of investment advisory clients.


ITEM 4.  PURPOSE OF TRANSACTION.

         Schultze Asset Management, LLC may hold discussions with management, the board and other shareholders concerning ways of maximizing shareholder value including any or all of the following:

(a)      one-time special dividends, or
(b)      stock buy-backs.

         It is Schultze Asset Management, LLC's belief (from discussions with the Company's Investor Relations department and other investors & analysts during the Company's most recent quarterly teleconference) that the Company's stock is substantially undervalued. In fact, the Company's total market value of only $115.4 million (including debt adjusted for balance sheet cash and market value of common stock outstanding) represents a multiple of just 2.88x last twelve months' EBITDA of approximately $40.1 million. As such, Schultze Asset Management, LLC may also make proposals to the board, seek to change the composition of, or seek representation on, the board or solicit proxies or written consents from other shareholders all with the underlying purpose of increasing shareholder value. Schultze Asset Management, LLC may acquire additional shares for investment purposes.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (d) Schultze Master Fund Ltd. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 689,042 of the Shares. However, Schultze Asset Management, LLC, as the investment manager of Schultze Master Fund Ltd., ultimately has the right to direct such activities.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described in this Schedule 13D, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Schultze Asset Management, LLC and any person or entity.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2004

                                               SCHULTZE ASSET MANAGEMENT, LLC


                                               By:  /s/ George J. Schultze
                                                  ---------------------------
                                               Name: George J. Schultze
                                               Title: Managing Member